SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 01, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Consolidated Earnings Release

2nd Quarter 2006 - Unaudited
Brasília, August 01st, 2006

BRTO3: R$ 21.50 / 1,000 shares
BRTO4: R$ 8.43 / 1,000 shares
BTM: US$ 11.59 / ADR

Market Cap: R$ 7,991 million
Closing price: August 1st, 2006

COMPANHIA NÍVEL 1 MERCADO BOVESPA - BRASIL

BTM LISTED NYSE

BrasilTelecom

BRASIL TELECOM REACHES NET INCOME OF R$ 118 MILLION IN 2Q06

Brasília, August 1st, 2006 - Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BRP) announces its consolidated results for the second quarter of 2006 (2Q06). The Company’s unaudited financial statements are presented in million of Reais, except when stated otherwise, and are in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  2,771.8 thousand mobile accesses in 2Q06, 12.6% and 106.1% higher than 1Q06 and 2Q05, respectively.

  The mix for post-paid mobile accesses reached 32,5%, compared to 33.3% in 1Q06.

  1,154.9 thousand broadband accesses in service in 2Q06, 6.5% and 54.5% superior than 1Q06 and 2Q05, respectively.

  Brasil Telecom’s consolidated EBITDA totaled R$816.3 million in 2Q06, 1.7% inferior than 1Q06. Consolidated EBITDA margin in 2Q06 reached 33.3%, in comparison to 33.5% in 1Q06 and 32.8% in 2Q05.

  Data communications and other services revenue totaled R$562.6 million in 2Q06, 24.6% higher than 2Q05.

  Brasil Telecom’s CAPEX in 2Q06 reached R$334.9 million, against R$214.6 million and R$439.9 million in 1Q06 and 2Q05, respectively.

  Gross revenue amounted to R$3,619.3 million in 2Q06, a 0.6% reduction when compared to the same period in the previous year. In 1S06, gross revenue totaled R$7,274.2 million, a 2.3% increase in comparison to R$7,111.2 million registered in 1S05.

  Operating costs and expenses in 2Q06 totaled R$2,303.3 million, a 0.6% and 2.2% reduction in comparison to 1Q06 and 2Q05, respectively.

  Net debt in 2Q06 amounted to R$2,793.9 million, 7.9% inferior than in 1Q06.

IR CONTACTS
Ricardo Florence (Head of IR)	Phone: (55 61)3415-1140	rflorence@brasiltelecom.com.br
Ruy Nagano	Phone: (55 61)3415-1291	ruy.nagano@brasiltelecom.com.br
Carla Bernardes	Phone: (55 61)3415-1123	carla.bernardes@brasiltelecom.com.br
Remi Kaiber Junior	Phone: (55 61)3415-1411	remi@brasiltelecom.com.br

MEDIA CONTACTS
Rui Xavier (Director)	Phone: (01461) 3415-9657	rui@brasiltelecom.com.br
Cesar Borges	Phone: (55 61)3415-1378	cesarb@brasiltelecom.com.br

Brasil Telecom S.A. is a telecommunications company which provides fixed line telephony services in local, domestic long distance, international long distance, mobile telephony, public telephony, data communication, network and value added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. Its coverage area corresponds to 24% of the population (approximately 44 million inhabitants), 27% of the GDP (approximately R$420 billion in 2003) and 33% of the Brazilian territory (about 2.8 million km²).

Brasil Telecom S.A.	Page 2 of 26

OPERATING PERFORMANCE

WIRELINE TELEPHONY

NETWORK

The utilization rate registered a 1.1 p.p. reduction throughout 2Q06, reaching 87.1% . Brasil Telecom has a technical reserve of approximately 1.4 million lines installed to serve immediately an increase in demand with no additional investments needed. By the end of 2Q06, Brasil Telecom’s plant had 10.8 million lines installed and 9.4 million lines in service (Annex XV).

The hybrid terminal – LigMix – maintained an 8.7% stake regarding lines in service by the end of June. The hybrid terminal is only offered in switching stations where there is idle capacity when the client’s bad debt is confirmed, or through marketing campaigns directed to low income households. As of September, Brasil Telecom’s pre-paid terminals will be replaced by hybrid terminals and by the AICE.

TRAFFIC

In 2Q06, Brasil Telecom reached 2.1 billion billed pulses, a 6.5% reduction in comparison to 1Q06 (Annex XIV). Such reduction can be explained by fewer business days during 2Q06, the occurrence of the World Cup and the growth of mobile and broadband subscriber base.

Long distance traffic decreased 4.0% in comparison to 1Q06, thus Brasil Telecom registered 1.4 billion minutes in 2Q06 (Annex XIV). Among the factors that explain such reduction are the occurrence of fewer business days in the quarter and an increase in long distance plans which include minutes packages and greater competition.

At the end of 2Q06, Brasil Telecom reached a 61.8% market share in the interregional segment and a 35.6% market share in the international segment (quarterly average).

By the end of March, Brasil Telecom’s quarterly average long distance market share reached 84.8% in the intra-regional segment, 0.7 p.p. superior than the 84.1% market share registered in 2Q05. In the interregional and international segments, Brasil Telecom achieved market share of 7.0 p.p. and 4.4 p.p., respectively, in 12 months.

PS: The market shares hereby presented refer to Brasil Telecom’s concession area (Region II of the PGO – General Concession Plan), except when mentioned otherwise.

Brasil Telecom S.A.	Page 3 of 26

Graph 1: LD Market Share – Quarterly Average

MOBILE TELEPHONY

BrT Mobile reached 2,772 thousand mobile accesses in service (Annex XIX), a net addition of 310.9 thousand accesses in the quarter, against a reduction in Region II of 272 thousand accesses. This number represents 51.4% of the Company’s goal for 2006, of 1,087 thousand accesses. At the end of 2Q06, BrT Mobile’s subscriber base was 12.6% higher than 1Q06 and in comparison with 2Q05, there was a 106.1% increase.

During the 2Q06, BrT Mobile increased its coverage to 796 localities. Currently, its coverage reaches 87% of the Region’s population.

In June, BrT Mobile reached 100% of the quality goals established by Anatel. Additionally, BrT Mobile was awarded the BVQI (Bureau Veritas Quality International)/Inmetro certification for the registration, collection, tariff settlement and invoicing of calls, assuring the correct charging of calls effectively made. Thus, BrT Mobile is the only mobile company to receive such certification.

Brasil Telecom S.A.	Page 4 of 26

Graph 2: Mobile Network

At the end of June, our mobile operations had 900.2 thousand post-paid subscribers (representing 32.5% of our customer base), which represented the best post-paid mix among the mobile operators present in Brazil.

At the end of 2Q06, BrT Mobile achieved a 10.7% market share in its area of operations, compared to 9.4% in 1Q06 and 5.9% in 2Q05. In the Mid-western and Northern regions, BrT Mobile reached 13.7% market share, surpassing the company which entered third in the market. BrT Mobile has already surpassed the third company to enter the market in terms of market share in the Federal District and in the states of Acre, Rondônia, Tocantins, Mato Grosso and Goiás.

DATA

During 2Q06, Brasil Telecom added 70.8 thousand accesses to its plant, amounting to 1,154.9 thousand broadband accesses in service by the end of June, an increase of 6.5% and 54.5% in comparison to 1Q06 and 2Q05, respectively (Annex XV). ADSL penetration (ADSL/LIS) reached 12.3% in 2Q06, against 11.3% in 1Q06 and 7.8% in 2Q05. This penetration is the highest among incumbents.

Brasil Telecom S.A.	Page 5 of 26

Graph 3: ADSL Accesses in Service

By the end of June, 2006, Brasil Telecom registered growth in the following data transmission services for the corporate market: (i) Interlan, a solution to connect more than two spots to a concentrating spot, transmitting voice and data,(ii) Dedicated IP, which is an internet access service with speeds up to 155 Mbps, (iii) Serviço Plus, which is a data transport service and (iv) IP Turbo, a symmetric access to the internet at 512 Kbps, without the need for an internet service provider.

INTERNET SERVICE PROVIDERS

Brasil Telecom Internet (“BrTi”) the leader in the Brazilian dial-up internet market, has approximately 3.5 million active users of dial-up access which, altogether, generated 10.4 billion minutes in 2Q06, a 15.5% growth in comparison to the traffic generated in 1Q06, when it reached 9.0 billion minutes, due, mainly to seasonal effects. Altogether, the three Internet Service Providers have approximately 1.1 million subscribers which pay for services, including broadband accesses and value added services, against 976 thousand clients in 1Q06.

By the end of May, Caio Túlio Costa was appointed CEO of BrTi and Bruno Sena was appointed COO. Thus, Brasil Telecom reinforces its internet strategy and intensifies its actions in this market, seeking to increase its line of products for clients with digital convergence, interactivity and multimedia.

IBest, the largest dial up ISP in Region II, with an estimated market share of 53.7% in 2Q06, 1.7 p.p. greater than 1Q06, is present in more than 1,700 cities, has a subscriber base of approximately 11.5 million registered users and 1.4 million active users.

iG generated 5.1 billion minutes in 2Q06, as compared to 4.6 billion minutes in the previous quarter, which places it as leading traffic generator in Regions I and III. iG is present in more than 2,100 cities and has a subscriber base of 16.4 million registered users and 1.8 million active users. iG's broadband subscriber base increased 72% when compared to the same quarter of 2005, reaching 239 thousand clients by the end of

Brasil Telecom S.A.	Page 6 of 26

2Q06. In comparison to 1Q06, iG’s broadband subscriber base increased approximately 15%, when it had 208 thousand users.

BrTurbo reached 635 thousand clients on Region II by the end of 2Q06, 61.6% and 10%greater in comparison to 2Q05 and 1Q06, respectively. Approximately 55.5% of Brasil Telecom’s broadband accesses were BrTurbo subscribers, a 1.5 p.p. increase as compared to 1Q06, making it market leader in Region II.

At the end of 2Q06, Brasil Telecom had 879 thousand broadband customers in Brazil, an increase of 11% as compared to the 793 thousand broadband clients in 1Q06.

FINANCIAL PERFORMANCE

REVENUE

Graph 4: Gross Revenue Breakdown

Gross revenue from local service reached R$1,702.2 million in 2Q06, 3.8% lower than 1Q06’s. The subscription and measured service revenues accounted for 70.9% and VC-1 calls accounted for 28.0% of the total revenue from local service (Annex IV).

In the first quarter, gross revenue from subscription fees totaled R$871.1 million, a 2.5% reduction in comparison to the R$893.3 million achieved in 1Q06 due to the reduction of 133 thousand lines in service, as well as a reduction of 6.3 thousand hybrid lines.

Gross revenue from measured service totaled R$336.0 million in the 2Q06, 5.5% inferior to the previous quarter, reflecting increase in the mobile subscriber base and the commercialization of ADSL accesses, which caused a 6.5% reduction in the exceeding pulses volume. In comparison to 2Q05, gross revenues from measured service decreased 8.8% , due mainly to the traffic reduction, which reached 14.1% and partially compensated by a 7.27% tariff readjustment in local pulses.

Gross revenues with VC-1 calls reached R$476.2 million in 2Q06, 5.4% inferior than 1Q06, reflecting a reduction in VC-1 traffic. Regarding VC-1 traffic, as of the second semester of 2005, we have been observing a trend for reduction, which reflects the aggressive promotional campaigns of mobile operations focused on mobile-mobile traffic. In comparison to 2Q05, gross revenues with VC-1 calls were 12.1% inferior, explained, mainly, by the 17.6% reduction in traffic, compensated by a 7.99% VC-1 tariff readjustment.

Brasil Telecom S.A.	Page 7 of 26

Gross revenue with public telephony reached R$138.8 million in 2Q06, an 8.5% increase in comparison with the revenue obtained in 1Q06 and 11.9% superior than the revenue in 2Q05. The variation in comparison to 1Q06 is mainly explained by a 6.2% increase in sale of credit. The increase in comparison to 2Q05 was influenced by the 7.37% credit card tariff readjustment.

Gross revenue from LD calls reached R$678.5 million in 2Q06, representing a reduction of 3.6% in comparison to 1Q06. This performance was influenced by a 4.0% reduction in LD traffic. In comparison to 2Q05, LD revenue was 12.9% inferior due to a 15.4% traffic reduction, compensated by a 2.94% tariff readjustment in effect as of July 2005. Another factor that influenced the reduction in LD revenue was the Company’s decision to disencourage LD calls originated outside region II, to avoid fraud.

Interconnection revenue in 2Q06 amounted to R$99.7 million, a 8.1% and 43.1% drop in comparison to 1Q06 and 2Q05. This reduction was influenced by the aggressive promotional campaigns promoted by the mobile operators, which encouraged the mobile-mobile traffic and, additionally, in comparison to 2Q05, there were interconnection tariff reductions which amounted to 13.3% in July 2005 and 19.1% in January 2006.

In 2Q06, gross revenue from data communications and other services reached R$562.6 million, a 4.5% increase as compared to the previous quarter and a 24.6% increase in comparison to 2Q05. ADSL revenues amounted to R$245.1 million, representing 43.6% of the total data communications revenues. The growth in network formation services (DialNet, Serviço Plus, Dedicated IP) and a 6.5% expansion in ADSL accesses in service are worth being noted.

Graph 5: Data Communications and Other Services Revenue

In 2Q06, consolidated gross revenue from mobile telephony totaled R$260.4 million, of which R$187.5 million were related to services and R$69.5 million to the sale of handsets and accessories. This performance represents an increase of 14.4% and 72.8% in comparison to 1Q06 and 2Q05, respectively.

In comparison to 1Q06 and 2Q05, respectively, gross revenues from services with mobile telephony in 2Q06 exceeded in 9.2% and 131.8%, respectively, due to the increase in the subscriber base. Gross revenues from the sale of handsets and accessories increased 27.1% in comparison to 1Q06 due, mainly, by the greater sales volume due to promotions offered on Mother’s Day and Valentine’s Day.

Brasil Telecom S.A.	Page 8 of 26

The blended mobile ARPU in the 2Q06 was of R$26.0 (Annex XVII). The post-paid ARPU was of R$34.6 and the pre-paid ARPU was of R$21.8. In comparison to 1Q06, the pre-paid ARPU increased 8.3% due to a substantial increase in data communications revenues propelled, mainly, by a promotion made during the World Cup.

Brasil Telecom’s net revenue reached R$2,450.7 million in 2Q06, 1.1% and 2.9% lower than the revenue registered in 1Q06 and 2Q05, respectively (Annex IV).

COSTS AND EXPENSES

Graph 6: Operating Costs and Expenses Breakdown
(Excludes Depreciation and Amortization)

In 2Q06, operating costs and expenses amounted to R$2,303.3 million, compared to R$2,316.3 million in 1Q06 and R$2,354.8 million in the 2Q05. The main items that determined such performance were: Personnel (-14.6%), others (-62.5%), materials (25.5%), provisions (19,5%) and marketing and advertising (107.1%) (Annex V).

At the end of 2Q06, 5,384 employees worked in Brasil Telecom’s wireline segment, against 5,420 employees in the previous quarter. BrT Mobile ended 2Q06 with 632 employees, against 735 in the 1Q06. By the end of June, Brasil Telecom had 6,016 employees, a 2.3% reduction in comparison with March.

Total personnel costs and expenses reached R$161.5 million, a 14.6% reduction as compared to the previous quarter. This variation is explained by the work force reduction which happened in the previous quarter.

Costs and expenses with subcontracted services, excluding interconnection, marketing and advertisement, totaled R$573.2 million in 2Q06, 6.0% superior to the amount registered in the previous quarter. This increase can be partially explained by costs and expenses with call center services, due to an increase in BrT Mobile’s subscriber base.

In the 2Q06, interconnection costs amounted to R$480.6 million, a 3.6% and 20.0% reduction in comparison to 1Q06 and 2Q05, respectively. Such performance reflects BrT Mobile’s gain in scale and a change in the traffic profile, where VC-1 calls, which are large VU-M generators, are decreasing its participation to the total of VC calls. In comparison to 2Q05, there was a negative TU-RL tariff readjustment which amounted to 13.33%, compensated by VU-M and TU-RIU tariff readjustments which amounted to 4.5% and 2.9%, respectively.

Brasil Telecom S.A.	Page 9 of 26

Advertising and marketing expenses amounted to R$42.2 million in 2Q06, a 107.1% increase in comparison to 1Q06, explained by the advertising campaigns on Mother’s Day and Valentine’s Day. BrT Mobile’s costs and expenses with marketing and advertising amounted to R$20.2 million, representing 47.8% of the Group’s total expenses with marketing and advertising.

Losses from Accounts Receivable as a percentage of gross revenue in the 2Q06 were of 2.3%, against 3.1% in the 1Q06. Losses from accounts receivable totaled R$84.3 million in the 2Q06, a 25.2% reduction in comparison to the previous quarter.

In the 2Q06, provisions for contingencies totaled R$140.3 million, an increase of R$65.1 million as compared to the 1Q06, explained by provisions for tax and labor contingencies.

Costs and expenses with materials totaled R$105.2 million in 2Q06, a 25.5% increase in comparison to 1Q06. BrT Mobile’s costs and expenses with materials amounted to R$81.8 million, representing 77.7% of the Group’s total costs and expenses with materials. Excluding BrT Mobile’s costs and expenses with materials, Brasil Telecom’s costs and expenses with materials amount to R$23.5 million in 2Q06, as compared to R$23.0 million and R$24.7 million in 1Q06 and 2Q05, respectively.

Other operating costs and expenses totaled R$47.2 million in the 2Q06, a 62.5% reduction in comparison to 1Q06. The fines due to the termination of operating contracts with maintenance service providers in the amount of R$31.3 million were compensated, among other factors, by the recovery of state and federal taxes.

EBITDA

Brasil Telecom’s consolidated EBITDA was of R$816.3 million in the 2Q06 (Annex VI). Consolidated EBITDA margin reached 33.3% in 2Q06. In 1Q06, the EBITDA was R$830.3 million, representing an EBITDA margin of 33.5% while in the 2Q05 EBITDA reached R$833,1 representing an EBITDA margin of 33,0%. (Annex VI).

BrT Mobile’s EBITDA in 2Q06 reached negative R$47.9 million, which represents a negative EBITDA margin of 19.1% . Brt Mobile’s performance in 2Q06 is related to the gain in scale reached by the increase in its subscriber base and by the subscriber acquisition cost (SAC), both are in accordance with the objective established by Brasil Telecom.

NET EARNINGS

Net income totaled R$118.1 million in 2Q06 (R$0.2105/1,000 shares) (Annex I). Net income/ADR in the period was of US$0.2918. In 2Q05, the Company registered a net income of R$42.3 million, corresponding to R$0.0761/1,000 shares, while net income per ADR amounted R$0.0972.

INDEBTEDNESS

At the end of June, 2006, Brasil Telecom’s consolidated total debt was of R$4,573.3 million, 1.6% inferior than the amount registered at the end of March (Annex IX). As of March, 65.4% of the total debt corresponded to long-term debt (Annex X).

Brasil Telecom finished 2Q06 with R$1.175,0 million in cash and equivalents, against R$1,031.5 million in March. Additionally, in the 2Q06, the Company had R$191.4 million related to contractual retentions referring to debts’ covenants and R$106.5 million related to temporary short term investments. In 1Q06, contractual retentions amounted to R$191.4 million and there were no temporary investments. The consolidated net debt corresponded to R$3,100.3 million, 9.5% lower than the net debt registered in March. (Annex IX).

At the end of June, 2006, the foreign-currency-denominated debt totaled R$1,625.9 million, of which R$573.5 million were denominated in US dollars, R$261.7 million in currency basket and R$790.7 million in Yens (Annex IX). On June 30, 2006, 47.9% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 15.2% was exposed to exchange rate variations.

Brasil Telecom S.A.	Page 10 of 26

Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 11.7% p.a. in 2Q06, or 73.0% of the Domestic Interbank Rate.

At the end of June 2006, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt to shareholders’ equity, was equal to 56.3%, against 62.3% in the previous quarter.

CAPEX

Brasil Telecom’s CAPEX totaled R$334.9 million in the 2Q06, of which R$274.6 million were invested in the fixed-line network and R$60.3 million in the mobile network (Annex VIII). In comparison to 1Q06, total investments increased by 56.0% and are in accordance with the CAPEX schedule for 2006.

STOCK MARKET

Table 1: Stock Market Performance

	Closing Price	Performance

	as of	In 1Q06	In 12	In 24
	June/30/2006		months	months

Common Shares (BRTO3) (in R$/1,000 shares)	23.43	23.3%	55.1%	129.3%
Preferred Shares (BRTO4) (in R$/1,000 shares)	8.96	-12.2%	-6.8%	-11.5%
ADR (BTM) (in US$/ADR)	12.38	-12.8%	1.3%	24.0%
Ibovespa (points)	36,631	-3.5%	46.2%	73.2%
Itel (points)	832	-14.3%	0.6%	-3.1%
IGC (points)	4,080	-3.7%	62.7%	129.5%
Dow Jones (points)	11,150	0.4%	8.5%	6.8%

Graph 7: Stock Market Performance in 2Q06 – Bovespa and NYSE
(Base 100 = March 31, 2006)

Brasil Telecom S.A.	Page 11 of 26

Table 2: Theoretical Portfolio Participation – January / April

	Ibovespa	Itel	IGC

BRTO3	-	-	0.014%
BRTO4	1.797%	6.012%	0.507%

SHAREHOLDING STRUCTURE

Table 3: Shareholding Structure

Jun 2006	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	120,911,021,299	38.8%	368,187,402,057	65.6%
ADR	-	0.0%	21,072,099,000	6.8%	21,072,099,000	3.8%
Treasury	-	0.0%	13,678,100,000	4.4%	13,678,100,000	2.4%
Other	2,320,668,784	0.9%	155,692,020,558	50.0%	158,012,689,342	28.2%

Total	249,597,049,542	100.0%	311,353,240,857	100.0%	560,950,290,399	100.0%

Mar 2006	Common Shares	%	Preferred Shares	%	Total	%
Mar 2006	Ordinárias	%	Preferenciais	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	116,685,184,225	38.2%	363,961,564,983	65.5%
ADR	-	0.0%	19,913,199,000	6.5%	19,913,199,000	3.6%
Treasury	-	0.0%	13,678,100,000	4.5%	13,678,100,000	2.5%
Other	2,320,668,784	0.9%	155,424,748,064	50.8%	157,745,416,848	28.4%

Total	249,597,049,542	100.0%	305,701,231,289	100.0%	555,298,280,831	100.0%

RECENT DEVELOPMENTS

Notice sent by Telecom Italia

On July 26, 2006, Telecom Italia International N.V. (“TII”) disclosed to the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) its intention to sell its stake in Solpart Participações S.A., controller of Brasil Telecom Participações S.A. and Brasil Telecom S.A., assisted by J.P. Morgan.

Anatel’s Resolution 438

On July 13, 2006, the new rules for the remuneration for the network usage for the providers of the Personal Mobile Service (SMP – Serviço Móvel Pessoal), was published and came to effect, through Resolution 438, which revoked Resolution 319/02.The main modifications are:

  It is mandatory that the time modulation is implemented for the remuneration of VU-M network in the same times and rates as the general tariffs.
  Change in criteria for the payments of the VU-M values, which is now owed every time the SMP service provider’s network is used for outgoing and incoming calls, as opposed to the previous rule where the VU-M values were only owed if the outgoing traffic in a certain direction was superior to 55% (fifty five percent) of the total traffic.

It is not possible at this time to foresee the future impacts of such regulation modification.

Brasil Telecom S.A.	Page 12 of 26

5th Issuance of Debentures

On June 1st, 2006, Brasil Telecom S.A., controlled by Brasil Telecom Participações S.A., held its 5th Issuance of Debentures, being the 4th Public, regarding the Company’s 1st Securities Distribution Program, in the amount of R$1,080,000,000.00. The debentures are remunerated by interest corresponding to 104% of the Interbank overnight rate, being paid semestrally. The resources obtained were registered in Brasil Telecom S.A.’s cash and equivalents on July 7, 2006 and will be used basically to improve the company’s debt structure.

Credit of Interest on Own Capital

On June 29, 2006, Brasil Telecom Participações’ Management Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on June 28, 2006, the credit of Interest on Own Capital in the amount of R$185,300,000.00 (one hundred and eighty five million and three hundred thousand reais), which corresponds to a gross amount of R$0.511188752 per one thousand shares or an amount net of income tax of R$0.434510439 per one thousand shares, common and preferred. The date of the credit was June 30th, 2006 and as of July 11, 2006, the shares were traded ex-Interest on Own Capital. The payment date, when resolved, will be informed through the publication of Notice to Shareholders.

Tariffs

On July, 2006, Anatel validated the tariff readjustment for local telephony, reducing the tariffs by 0,4222%. The tariff readjustment combined the rules from the previous concession contracts (for the period of June to December 2005) and the new regulation foreseen in the new contract (period between January and May 2006). The tariff readjustment is in effect as of July.

Telefone Único (CTP – Cordless Telephony Profile)

On July 31st, 2006, Brasil Telecom released CTP (Cordless Telephony Profile) through its Telefone Único – a solution for mobile telephony through the integration and optimization of the fixed and mobile network – increasing its line of converging products. Telefone Único uses a device known as access point, which uses Bluetooth technology, supporting up to three mobile handsets, working as a fixed terminal inside the house or office. When originating a call to the fixed network from a mobile terminal connected to the access point, this device directs the call through the fixed network. When originating a call for the mobile network, the conventional mobile network is used.

IPTV

As of the 3Q06, Brasil Telecom will make available for its clients the IPTV – TV over the internet – increasing its line of converging products. The offer of the product will be based on a monthly subscription, supplying VoD – Video on Demand – and value added services, including entertainment content and on line shopping. The service uses a decoder (set top box) which is connected to a telephone line (with broadband access) and a TV monitor.

COMING EVENTS

Conference Call and Webcast: 2Q06 Results
Connection number: (+1 973) 582-2700
Access Code: 7587725
Link: http://www.brasiltelecom.com.br/ir/
Date: August 2nd (Tuesday)
Time: 11:00 a.m. (New York time)
           12:00 p.m. (Brasília time)
           04:00 p.m. (London time)

APIMEC – SP Meeting
Date: August 3rd, 2006
Time: 09:00 a.m. (Brasília time)
Place: FGV-SP – Av. Nove de Julho, 2029 Bela Vista – São Paulo – Brazil

Brasil Telecom S.A.	Page 13 of 26

FINANCIAL STATEMENTS

BRASIL TELECOM S.A.

Annex I: Consolidated Income Statement

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,642.4	3,654.9	3,619.3	-1.0%	-0.6%
Fixed Telephony	3,040.2	2,888.9	2,796.3	-3.2%	-8.0%
Local Service	1,792.2	1,769.1	1,702.2	-3.8%	-5.0%
Public Telephony	124.1	127.9	138.8	8.5%	11.9%
Long Distance Service	778.6	703.9	678.5	-3.6%	-12.9%
Interconnection	175.3	108.5	99.7	-8.1%	-43.1%
Lease of Means	77.7	83.0	80.0	-3.5%	3.0%
Supplementary and Value Added Services	83.7	86.2	86.8	0.7%	3.7%
Other	8.6	10.4	10.2	-1.8%	18.7%
Mobile Telephony	150.7	227.6	260.4	14.4%	72.8%
Data Transmission	451.6	538.4	562.6	4.5%	24.6%

Deductions	(1,119.5)	(1,178.0)	(1,168.6)	-0.8%	4.4%
NET REVENUES	2,522.9	2,476.9	2,450.7	-1.1%	-2.9%

COSTS & OPERATING EXPENSES	(1,689.8)	(1,646.6)	(1,634.4)	-0.7%	-3.3%
Personnel	(157.0)	(189.2)	(161.5)	-14.6%	2.9%
Materials	(119.2)	(83.9)	(105.2)	25.5%	-11.7%
Subcontracted Services	(536.4)	(540.9)	(573.2)	6.0%	6.9%
Interconnection	(600.7)	(498.5)	(480.6)	-3.6%	-20.0%
Advertising and Marketing	(59.2)	(20.4)	(42.2)	107.1%	-28.7%
Provisions and Losses	(127.8)	(187.9)	(224.5)	19.5%	75.6%
Other	(89.6)	(126.0)	(47.2)	-62.5%	-47.3%

EBITDA	833.1	830.3	816.3	-1.7%	-2.0%
	33.0%	33.5%	33.3%	-0.2 p.p.	0.3 p.p.
Depreciation and Amortization	(665.0)	(669.6)	(668.9)	-0.1%	0.6%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	168.1	160.6	147.4	-8.2%	-12.3%

Financial Result	(342.7)	(126.4)	(311.5)	146.4%	-9.1%
Financial Revenues	297.6	71.4	154.6	116.5%	-48.1%
Financial Expenses	(400.2)	(197.8)	(221.1)	11.8%	-44.7%
Interest on Shareholders' Equity	(240.1)	-	(245.0)	N.A.	2.0%

OPERATING PROFIT AFTER FINANCIAL
RESULT	(174.6)	34.2	(164.1)	N.A.	-6.0%

Non-Operating Revenues (Expenses)	(37.0)	(2.7)	(14.5)	441.6%	-60.9%
Goodwill Amortization	(31.0)	(0.3)	(0.3)	N.A.	-99.2%
Other	(6.0)	(2.4)	(14.2)	488.4%	136.5%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(211.6)	31.5	(178.6)	N.A.	-15.6%

Income and Social Contribution Taxes	19.2	(25.6)	51.0	N.A.	165.1%

EARNINGS BEFORE PROFIT SHARING	(192.4)	5.9	(127.5)	N.A.	-33.7%

Minority Interest	(5.5)	(0.9)	0.6	N.A.	N.A.

EARNINGS BEFORE REVERSION OF INTEREST
ON SHAREHOLDERS' EQUITY	(197.8)	5.0	(126.9)	N.A.	-35.8%

Reversion of Interest on Shareholders' Equity	240.1	-	245.0	N.A.	2.0%

NET EARNINGS (LOSSES)	42.3	5.0	118.1	N.A.	179.3%

Net Earnings (Losses)/1,000 shares - R$	0.0761	0.0090	0.2105	N.A.	176.5%
Net Earnings (Losses)/ADR - US$	0.0972	0.0125	0.2918	N.A.	200.3%

Brasil Telecom S.A.	Page 14 of 26

Annex II: Consolidated Balance Sheet

R$ Million	Jun/05	Mar/06	Jun/06

CURRENT ASSETS	5,194.8	4,626.4	4,845.5

Cash and Equivalents	1,776.0	1,031.5	1,175.0
Accounts Receivables (Net)	2,250.2	2,149.0	2,212.3
Deferred and Recoverable Taxes	798.7	1,049.0	986.1
Other Recoverable Amounts	228.5	228.8	323.5
Inventory	73.5	80.3	65.4
Other	68.0	87.8	83.2

LONG TERM ASSETS	1,538.2	2,003.7	1,506.0

Loans and Financing	8.2	3.3	1.3
Deferred and Recoverable Taxes	878.9	1,236.3	1,282.3
Other	651.1	764.0	222.3

PERMANENT ASSETS	9,571.5	8,926.1	8,579.6

Investment (Net)	400.8	355.6	337.2
Property, Plant and Equipment (Net)	8,326.8	7,765.8	7,463.8
Property, Plant and Equipment (Gross)	25,126.5	26,220.4	26,445.6
Accumulated Depreciation	(16,799.7)	(18,454.5)	(18,981.8)
Deferred Assets (Net)	843.8	804.7	778.6

TOTAL ASSETS	16,304.4	15,556.1	14,931.0

CURRENT LIABILITIES	4,228.8	4,627.7	4,813.0

Loans and Financing	1,158.3	1,522.8	1,580.4
Suppliers	1,522.8	1,377.0	1,421.9
Taxes and Contributions	827.5	895.9	849.6
Dividends Payable	50.4	88.5	306.7
Provisions	327.0	361.2	180.9
Salaries and Benefits	125.4	74.8	90.8
Consignment for Third Parties	85.5	116.2	150.0
Authorization for Services Exploration	46.8	74.8	97.2
Other	85.1	116.4	135.4

LONG TERM LIABILITIES	5,721.0	5,327.7	4,645.7

Loans and Financing	3,842.3	3,126.8	2,992.9
Provisions	903.2	1,336.1	1,092.6
Taxes and Contributions	672.1	572.6	267.0
Authorization for Services Exploration	278.2	259.6	260.2
Other	25.2	32.6	32.9

DEFERRED INCOME	90.0	82.7	82.0

MINORITY INTEREST	33.3	16.4	15.7

SHAREHOLDERS' EQUITY	6,231.4	5,501.6	5,374.7

Capital Stock	3,435.8	3,435.8	3,470.8
Capital Reserves	1,517.6	1,517.6	1,482.6
Profit Reserves	287.7	287.7	287.7
Retained Earnings	1,145.0	415.3	288.4
Treasury Shares	(154.7)	(154.7)	(154.7)

TOTAL LIABILITIES	16,304.4	15,556.1	14,931.0

Brasil Telecom S.A.	Page 15 of 26

Annex III: Cash Flow

R$ Million		2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

OPERATING ACTIVITIES
(+)	Net Income of the Period	42.3	5.0	118.1	N.A.	179.4%

(+)	Minority Participation	5.5	0.9	(0.6)	N.A.	N.A.

(+)	Items with no Cash Effects	945.8	1,081.8	1,004.2	-7.2%	6.2%
	Depreciation and Amortization	696.3	671.6	670.8	-0.1%	-3.7%
	Losses with Accounts Receivable from Services	86.0	96.1	105.8	10.0%	23.0%
	Provision for Doubtful Accounts	(2.8)	16.6	(21.4)	N.A.	676.9%
	Provision for Contingencies	44.6	75.1	140.2	86.7%	214.2%
	Provision for Pension Funds	2.3	7.2	12.5	74.6%	434.7%
	Deferred Taxes	102.0	214.2	99.0	-53.8%	-3.0%
	Result from the Write-off of Permanent Assets	7.0	0.9	(2.7)	N.A.	N.A.

	Other Expenses/Revenues with no Cash Effects	10.3	-	-	N.A.	-100.0%

(-)	Equity Changes	322.2	676.1	445.5	-34.1%	38.3%
	Clients' Accounts Receivable	146.6	109.0	41.1	-62.2%	-71.9%
	Inventories	(64.1)	(2.8)	(14.9)	435.6%	-76.8%
		-	-	191.4		N.A.
	Court Deposits	557.4	10.9	43.5	299.7%	-92.2%
	Personnel, Charges and Social Benefits	(14.8)	3.4	(16.0)	N.A.	8.1%
	Accounts payable and Provisioned Expenses	28.8	38.6	(17.3)	N.A.	N.A.
		(80.2)	62.6	(82.0)	N.A.	2.3%
	Taxes	(11.2)	272.2	176.3	-35.2%	N.A.
	Provision for Contingencies	(227.4)	110.6	180.7	63.4%	N.A.
	Provision for Pension Funds	24.3	34.2	29.9	-12.5%	23.2%
	Other Assets and Liabilities' Accounts	(37.3)	37.5	(87.3)	N.A.	134.3%
(=)	Cash Flow from Operating Activities	671.3	411.6	676.1	64.3%	0.7%

INVESTMENT ACTIVITIES
	Financial Investments	(0.3)	(0.0)	(106.5)	N.A.	N.A.
	Funds from Sales of Permanent Assets	0.8	0.1	9.6	N.A.	N.A.
	Investments in Permanent Assets	(422.6)	(623.2)	(273.9)	-56.1%	-35.2%

(=)	Cash Flow from Investment Activities	(422.0)	(623.1)	(370.8)	-40.5%	-12.1%

FINANCING ACTIVITIES
	Dividens/Interests on Shareholders' Equity paid in the Period	(200.1)	(323.1)	(0.7)	-99.8%	-99.7%
	Loans and Financing	(126.4)	(164.0)	(161.1)	-1.7%	27.5%
	Loans Obtained	6.4	1.5	30.6	1891.5%	376.9%
	Loans Paid	(132.8)	(165.5)	(191.8)	15.8%	44.4%

(=)	Cash Flow from Financing Activities	(326.5)	(487.0)	(161.8)	-66.8%	-50.4%

CASH FLOW OF THE PERIOD		(77.1)	(698.6)	143.5	N.A.	N.A.

	Cash and Cash Equivalents - current balance	1,776.0	1,031.5	1,175.0	13.9%	-33.8%
	Cash and Cash Equivalents - previous balance	1,853.1	1,730.1	1,031.5	-40.4%	-44.3%
	Variation in Cash and Cash Equivalents	(77.1)	(698.6)	143.5	N.A.	N.A.

	OPERATING CASH FLOW	671.3	411.6	676.1	64.3%	0.7%
(-)	Investments on Permanent Assets (includes Investment Suppliers)	(422.0)	(623.1)	(370.8)	-40.5%	-12.1%
(-)	Interest Paid	-	-	-	N.A.	N.A.

(=)	FREE CASH FLOW	249.3	(211.6)	305.4	N.A.	22.5%

Obs: Reclassifications were made in some lines of the Cash Flow in 2Q05, seeking to adequate it to the version presented in 1Q06

Brasil Telecom S.A.	Page 16 of 26

Annex IV: Consolidated Operating Gross Revenue

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,642.4	3,654.9	3,619.3	-1.0%	-0.6%

FIXED TELEPHONY	3,040.2	2,888.9	2,796.3	-3.2%	-8.0%
Local Service	1,792.2	1,769.1	1,702.2	-3.8%	-5.0%
Activation	7.1	4.2	7.5	78.6%	5.0%
Subscription	855.2	893.3	871.1	-2.5%	1.9%
Measured Service	368.5	355.6	336.0	-5.5%	-8.8%
Lease of Facilities	0.4	0.3	0.4	33.2%	7.6%
Other	18.8	12.2	11.0	-9.5%	-41.4%
VC-1	542.1	503.5	476.2	-5.4%	-12.1%

Public Telephony	124.1	127.9	138.8	8.5%	11.9%

Long Distance Service	778.6	703.9	678.5	-3.6%	-12.9%
Intra-Sector	252.7	230.1	212.4	-7.7%	-16.0%
Intra-Region	101.4	82.2	73.3	-10.7%	-27.7%
Inter-Region	78.3	69.8	63.8	-8.6%	-18.6%
International / Borderline	16.7	12.7	10.3	-18.7%	-38.1%
VC-2	192.5	167.5	180.7	7.9%	-6.1%
Fixed Origin	73.4	70.2	68.4	-2.6%	-6.8%
Mobile Origin	119.1	97.3	112.3	15.5%	-5.7%
VC-3	137.0	141.6	137.9	-2.6%	0.7%
Fixed Origin	54.4	58.8	54.0	-8.2%	-0.7%
Mobile Origin	82.7	82.8	83.9	1.4%	1.6%

Interconnection	175.3	108.5	99.7	-8.1%	-43.1%
Fixed-Fixed	109.1	71.7	66.7	-7.0%	-38.9%
Mobile-Fixed	66.2	36.8	33.0	-10.3%	-50.1%

Lease of Means	77.7	83.0	80.0	-3.5%	3.0%

Supplementary and Value Added Services	83.7	86.2	86.8	0.7%	3.7%

Other	8.6	10.4	10.2	-1.8%	18.7%

MOBILE TELEPHONY	150.7	227.6	260.4	14.4%	72.8%
Subscription	44.3	57.8	65.0	12.4%	46.9%
Utilization	29.8	79.4	89.5	12.8%	199.9%
Roaming	(0.1)	5.1	3.4	-32.1%	N.A.
Interconnection	8.9	26.1	27.0	3.3%	202.5%
Other Services	1.1	4.6	6.1	32.6%	476.6%
Merchandise Sales (Handsets and Accessories)	66.7	54.6	69.5	27.1%	4.1%

DATA COMMUNICATIONS AND OTHER	451.6	538.4	562.6	4.5%	24.6%
Fixed	450.3	521.6	533.7	2.3%	18.5%
Mobile	1.3	16.8	28.9	71.6%	2105.1%

Deductions	(1,119.5)	(1,178.0)	(1,168.6)	-0.8%	4.4%
NET REVENUES	2,522.9	2,476.9	2,450.7	-1.1%	-2.9%
Net Services Revenues	2,476.8	2,441.7	2,403.2	-1.6%	-3.0%
Net Handsets Revenues	46.1	35.2	47.5	35.0%	3.1%

Brasil Telecom S.A.	Page 17 of 26

Annex V: Consolidated Operating Costs and Expenses

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

NET REVENUES	2,522.9	2,476.9	2,450.7	-1.1%	-2.9%

Costs	(1,646.8)	(1,569.3)	(1,562.1)	-0.5%	-5.1%
Personnel	(38.8)	(58.6)	(45.3)	-22.7%	16.7%
Materials	(105.1)	(72.0)	(92.8)	28.8%	-11.7%
Subcontracted Services	(797.2)	(721.9)	(708.8)	-1.8%	-11.1%
Interconnection	(600.7)	(498.5)	(480.6)	-3.6%	-20.0%
Other	(196.5)	(223.4)	(228.2)	2.2%	16.1%
Depreciation and Amortization	(571.6)	(570.2)	(568.8)	-0.2%	-0.5%
Other	(134.1)	(146.5)	(146.4)	-0.1%	9.2%

GROSS PROFIT	876.2	907.6	888.6	-2.1%	1.4%

Sales Expenses	(291.8)	(261.6)	(281.2)	7.5%	-3.6%
Personnel	(61.8)	(73.3)	(60.4)	-17.6%	-2.4%
Materials	(8.4)	(6.8)	(7.4)	8.1%	-12.5%
Subcontracted Services	(216.6)	(168.2)	(198.7)	18.1%	-8.3%
Advertising and Marketing	(59.2)	(20.4)	(42.2)	107.1%	-28.7%
Other	(157.4)	(147.8)	(156.5)	5.8%	-0.6%
Depreciation and Amortization	(4.1)	(4.1)	(4.1)	-0.1%	-0.8%
Other	(0.8)	(9.2)	(10.6)	15.3%	N.A.

General and Administrative Expenses	(210.5)	(202.0)	(215.5)	6.7%	2.4%
Personnel	(45.5)	(50.5)	(48.8)	-3.4%	7.4%
Materials	(5.2)	(4.5)	(5.0)	10.2%	-5.4%
Subcontracted Services	(149.5)	(137.8)	(153.4)	11.3%	2.6%
Depreciation and Amortization	(6.5)	(6.0)	(5.9)	-1.4%	-9.0%
Other	(3.7)	(3.1)	(2.4)	-23.6%	-35.5%

Information Technology	(111.1)	(115.9)	(121.0)	4.4%	9.0%
Personnel	(10.9)	(6.7)	(7.0)	3.5%	-35.9%
Materials	(0.4)	(0.5)	(0.1)	-72.5%	-64.8%
Subcontracted Services	(32.9)	(31.8)	(35.1)	10.4%	6.6%
Depreciation and Amortization	(61.1)	(69.7)	(71.6)	2.7%	17.3%
Other	(5.8)	(7.2)	(7.2)	0.6%	24.1%

Provisions and Losses	(127.8)	(187.9)	(224.5)	19.5%	75.6%
Doubtful Accounts	(83.2)	(112.8)	(84.3)	-25.2%	1.4%
Contingencies	(44.6)	(75.1)	(140.2)	86.7%	214.2%

Other Operating Revenues (Expenses)	33.1	20.5	101.1	393.7%	205.4%
Goodwill Amortization	(21.8)	(19.6)	(18.4)	-6.2%	-15.5%
Other	54.9	40.1	119.5	198.0%	117.7%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	168.1	160.6	147.4	-8.2%	-12.3%

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(2,354.8)	(2,316.3)	(2,303.3)	-0.6%	-2.2%
Depreciation and Amortization	(665.0)	(669.6)	(668.9)	-0.1%	0.6%
Interconnection	(600.7)	(498.5)	(480.6)	-3.6%	-20.0%
Subcontracted Services	(536.4)	(540.9)	(573.2)	6.0%	6.9%
Personnel	(157.0)	(189.2)	(161.5)	-14.6%	2.9%
Provisions and Losses	(127.8)	(187.9)	(224.5)	19.5%	75.6%
Materials	(119.2)	(83.9)	(105.2)	25.5%	-11.7%
Advertising and Marketing	(59.2)	(20.4)	(42.2)	107.1%	-28.7%
Other	(89.6)	(126.0)	(47.2)	-62.5%	-47.3%

Brasil Telecom S.A.	Page 18 of 26

Annex VI: EBITDA Margin – Gains and Losses

R$ Million	1Q05	Vertical	1Q06	Vertical	2Q06	Vertical

GROSS REVENUES	3,468.7	141.7%	3,654.9	147.6%	3,619.3	147.7%
Fixed Telephony	2,901.1	118.5%	2,888.9	116.6%	2,796.3	114.1%
Local Service	1,735.0	70.9%	1,769.1	71.4%	1,702.2	69.5%
Public Telephony	86.9	3.6%	127.9	5.2%	138.8	5.7%
Long Distance Service	755.1	30.9%	703.9	28.4%	678.5	27.7%
Interconnection	164.6	6.7%	108.5	4.4%	99.7	4.1%
Lease of Means	65.9	2.7%	83.0	3.3%	80.0	3.3%
Supplementary and Value Added Services	83.1	3.4%	86.2	3.5%	86.8	3.5%
Other	10.4	0.4%	10.4	0.4%	10.2	0.4%
Mobile Telephony	147.0	6.0%	227.6	9.2%	260.4	10.6%
Data Transmission	420.6	17.2%	538.4	21.7%	562.6	23.0%

Deductions	(1,021.2)	-41.7%	(1,178.0)	-47.6%	(1,168.6)	-47.7%
NET REVENUES	2,447.6	100.0%	2,476.9	100.0%	2,450.7	100.0%

COSTS & OPERATING EXPENSES	(1,616.7)	-66.1%	(1,646.6)	-66.5%	(1,634.4)	-66.7%
Personnel	(151.1)	-6.2%	(189.2)	-7.6%	(161.5)	-6.6%
Materials	(78.6)	-3.2%	(83.9)	-3.4%	(105.2)	-4.3%
Subcontracted Services	(489.8)	-20.0%	(540.9)	-21.8%	(573.2)	-23.4%
Interconnection	(576.1)	-23.5%	(498.5)	-20.1%	(480.6)	-19.6%
Advertising and Marketing	(62.0)	-2.5%	(20.4)	-0.8%	(42.2)	-1.7%
Provisions and Losses	(140.2)	-5.7%	(187.9)	-7.6%	(224.5)	-9.2%
Other	(118.8)	-4.9%	(126.0)	-5.1%	(47.2)	-1.9%

EBITDA	830.9	33.9%	830.3	33.5%	816.3	33.3%

Annex VII: Services Net Revenue

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,642.4	3,654.9	3,619.3	-1.0%	-0.6%
Services	3,575.7	3,600.2	3,549.8	-1.4%	-0.7%
Products	66.7	54.6	69.5	27.1%	4.1%
DEDUCTIONS	(1,119.5)	(1,178.0)	(1,168.6)	-0.8%	4.4%
Services	(1,098.9)	(1,158.6)	(1,146.6)	-1.0%	4.3%
Products	(20.6)	(19.4)	(21.9)	12.9%	6.4%
NET REVENUES	2,522.9	2,476.9	2,450.7	-1.1%	-2.9%
Services	2,476.8	2,441.7	2,403.2	-1.6%	-3.0%
Products	46.1	35.2	47.5	35.0%	3.1%
EBITDA	833.1	830.3	816.3	-1.7%	-2.0%
EBITDA Margin	33.0%	33.5%	33.3%	-0.6 p.p.	0.9 p.p.
EBITDA Margin - Services	33.6%	34.0%	34.0%	-0.1 p.p.	1.0 p.p.
Variation	0.6 p.p.	0.5 p.p.	0.7 p.p.	N.A.	N.A.

Brasil Telecom S.A.	Page 19 of 26

	Annex VIII: CAPEX

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

Network Expansion	195,3	99,5	153,2	54,0%	-21,6%
Conventional Telephony	81,0	0,3	15,8	N.A.	-80,6%
Transmission Backbone	15,8	2,4	9,8	305,7%	-38,2%
Data Network	88,9	33,9	79,0	132,8%	-11,1%
Intelligent Network	4,7	0,7	0,1	-87,8%	-98,2%
Network Management Systems	1,6	0,4	0,5	27,0%	-69,4%
Other	3,3	61,7	48,1	-22,1%	N.A.
Network Operation	58,1	50,9	53,1	4,4%	-8,6%
Public Telephony	0,7	1,4	1,9	33,5%	177,3%
Information Technology	37,9	8,5	14,8	74,8%	-60,9%
Expansion Personnel	21,6	26,9	19,5	-27,4%	-9,5%
Other	37,2	22,3	32,1	43,9%	-13,7%
Expansion Financial Expenses	1,7	-	-	N.A.	N.A.

Total - Fixed Telephony	352,5	209,4	274,6	31,1%	-22,1%

	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

Total - Mobile Telephony	87,4	5,2	60,3	1066,0%	-31,0%

Total CAPEX	439,9	214,6	334,9	56,0%	-23,9%

Annex IX: Indebtedness

Debt (R$ Million)	Jun 2005	Mar 2006	Jun 2006	Δ Quarter	Δ 12 Months

Short Term	1,158.3	1,522.8	1,580.4	3.8%	36.4%
In R$	1,019.1	1,243.7	1,283.6	3.2%	26.0%
In US$	52.8	23.2	35.7	54.1%	-32.4%
In Yen	3.3	80.2	84.7	5.6%	N.A.
In Currency Basket	49.3	72.4	75.3	4.0%	52.9%
Hedge Adjustment	33.8	103.3	101.1	-2.2%	198.5%
Long Term	3,842.3	3,126.8	2,992.9	-4.3%	-22.1%
In R$	2,368.3	1,795.9	1,663.8	-7.4%	-29.7%
In US$	598.3	537.8	535.7	-0.4%	-10.5%
In Yen	458.6	319.3	327.3	2.5%	-28.6%
In Currency Basket	170.6	173.7	154.1	-11.3%	-9.7%
Hedge Adjustment	246.5	300.1	312.0	4.0%	26.5%
Total Debt	5,000.6	4,649.5	4,573.3	-1.6%	-8.5%
(-) Cash	1,776.0	1,031.5	1,175.0	13.9%	-33.8%
(-) Contractual Retentions	-	191.4	191.4	0.0%	N.A.
(-) Temporary Investments	-	-	106.5	N.A.	N.A.
Net Debt	3,224.6	3,426.6	3,100.3	-9.5%	-3.9%
(-) Inter Company with BRP	1,040.3	585.2	604.4	3.3%	-41.9%
Net Debt Ex-Inter Company with BRP	2,184.2	2,841.4	2,495.9	-12.2%	14.3%

Brasil Telecom S.A.	Page 20 of 26

Annex X: Indebtedness

Jun/06	Currency	Annual Cost	Maturity	% Total	Balance (in R$ Million)

Short Term				34,6%	1.580,4
Private Debenture (BRP)	R$	100% CDI	jul/2006		553,2
Inter Company (BRP)	US$	1.75%	jul/2014		6,7
BNDES	R$	TJLP + 6.5%	dec/2007		16,1
BNDES	R$	TJLP + 5.85%	dec/2007		361,0
BNDES	R$	TJLP + 3.85%	oct/2007		83,5
BNDES	R$	Basket + 6.5%	dec/2007		29,3
BNDES	R$	Basket + 3.85%	nov/2007		10,1
BNDES	R$	Basket + 5.5%	apr/2011		35,9
BNDES	R$	TJLP + 5.5%	apr/2011		219,8
BRDE	R$	IGP-M+12.0%	sep/2006		2,6
FCO	R$	14%	jan/2008		5,1
BRB - GSM	R$	2.40%	jan/2034		0,2
FCO	R$	14%	abr/2011		2,0
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		40,0
Bonds - US$ 200 MM	US$	9,38%	feb/2014		17,1
Financial Institutions II	US$	Lib6 + 0.5%	jul/2008-jul/2013		11,3
Financial Institutions III	Yen$	Jibor6 + 1.92%	mar/2011		84,3
Financial Institutions IV	Yen$	3.36%	feb/2009		0,4
Suppliers I	US$	Lib3 + 2.0%	jun/2007		0,4
Suppliers II	US$	1,75%	feb/2014		0,2
Hedge Adjustment					101,1
Long Term				65,4%	2.992,9
Inter Company (BRP)	R$	1.75%	jul/2014		44,5
BNDES	R$	TJLP + 6.5%	dec/2007		7,9
BNDES	R$	TJLP + 5.85%	dec/2007		271,5
BNDES	R$	TJLP + 3.85%	oct/2007		40,6
BNDES	R$	Basket + 6.5%	dec/2007		14,4
BNDES	R$	Basket + 3.85%	nov/2007		4,9
BNDES	R$	Basket + 5.5%	apr/2011		134,8
BNDES	R$	TJLP + 5.5%	apr/2011		790,3
FCO	R$	14%	jan/2008		2,9
BRB - GSM	R$	2,40%	jan/2034		17,6
BRB - Fixa	R$	2,40%	jan/2034		4,2
FCO	R$	14,00%	abr/2011		28,8
Debentures 3rd Public Issuance	R$	CDI + 1,0%	jul/2009		500,0
Bonds - US$ 200 MM	US$	9.38%	feb/2014		432,9
Financial Institutions I	US$	Lib6 + 0.5%	jul/2008-jul/2013		35,7
Financial Institutions II	US$	Jibor6 + 1,92%	mar/2011		326,5
Financial Institutions III	US$	3,36%	feb/2009		0,8
Financial Institutions IV	US$	0,00%	dec/2015		21,5
Suppliers II	US$	1,75%	feb/2014		1,1
Hedge Adjustment					312,0
Total Debt				100.0%	4.573,3

Brasil Telecom S.A.	Page 21 of 26

Annex XI: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt

2007	16.0%
2008	17.7%
2009	31.1%
2010	14.2%
2011	4.5%
2012	0.2%
2013 em diante	16.2%

Annex XII: Consolidated Financial Result

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

Financial Revenue	336.7	116.1	193.7	66.8%	-40.5%
Local Currency	157.02	111.3	197.3	77.3%	-31.8%
Foreign Currency	179.69	4.8	(3.6)	-173.7%	-84.9%
Financial Expense	(399.7)	(191.4)	(227.4)	18.9%	-22.6%
Local Currency	(175.8)	(150.3)	(182.2)	21.2%	-10.9%
Foreign Currency	(224.0)	(41.0)	(45.2)	10.3%	-47.8%
Interest on Shareholders' Equity	(295.4)	-	(265.5)	N.A.	N.A.

Financial Result	(358.4)	(75.3)	(299.2)	297.5%	44.2%

Annex XIII: Consolidated Accounts Receivable

	Jun/05	Mar/06	Jun/06

Total (R$ Million)	2,517.0	2,527.1	2,462.6
Due	65.0%	62.7%	62.0%
Overdue (up to 30 days)	15.6%	16.4%	15.5%
Overdue (between 31-60 days)	5.8%	6.2%	5.1%
Overdue (between 61-90 days)	3.5%	3.9%	3.3%
Overdue (over 90 days)	10.1%	10.7%	11.6%

Brasil Telecom S.A.	Page 22 of 26

Annex XIV: Traffic

TRAFFIC	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

Exceeding Pulses (Million)	2,493.4	2,291.2	2,142.2	-6.5%	-14.1%

VC-1 (million minutes)	849.7	744.7	699.9	-6.0%	-17.6%

Domestic long distance - DLD (million minutes)	1,650.0	1,454.1	1,395.4	-4.0%	-15.4%

VC-2 (million minutes)	164.1	152.7	159.5	4.4%	-2.8%
VC-3 (million minutes)	108.1	104.9	99.5	-5.2%	-8.0%

Annex XV - Indicators

FIXED-LINE NETWORK	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

Lines installed (thousand)	10,807.0	10,814.3	10,794.5	-0.2%	-0.1%
Additional lines installed (thousand)	28.7	(2.0)	(19.8)	891.5%	N.A.

Lines in service - LIS (thousand)	9,540.1	9,543.1	9,407.1	-1.4%	-1.4%
Residential (thousand)	6,298.6	6,042.8	5,939.9	-1.7%	-5.7%
Non-residential (thousand)	1,449.0	1,432.6	1,401.4	-2.2%	-3.3%
Public phones (thousand)	295.8	295.2	290.7	-1.5%	-1.7%
Pre-paid (thousand)	314.4	316.6	316.1	-0.2%	0.5%
Hybrid (thousand)	557.9	825.6	819.3	-0.8%	46.9%
Other (including PBX) (thousand)	625.3	630.1	639.6	1.5%	2.3%
Additional lines in service (thousand)	27.8	(17.0)	(133.0)	681.2%	N.A.
Average lines in service (thousand)	9,526.2	9,551.6	9,483.6	-0.7%	-0.4%

LIS/100 Inhabitants	22.4	22.2	21.8	-1.7%	-2.8%
Public Telephones/1,000 Inhabitants	6.9	6.9	6.7	-1.9%	-2.5%
Public Telephones/100 Lines Installed	2.7	2.7	2.7	-1.4%	-0.3%

Utilization rate	88.3%	88.2%	87.1%	-1.1 p.p.	-1.1 p.p.

Digitalization rate	99.6%	100.0%	100.0%	0.0 p.p.	0.4 p.p.

Teledensity (LIS/100 inhabitants)	22.4	22.2	21.8	-1.7%	-2.8%

ADSL accesses in service (thousand)	747.4	1,084.1	1,154.9	6.5%	54.5%
	7.8%	11.4%	12.3%	0.9 p.p.	4.4 p.p.

PRODUCTIVITY	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

# of employees - Fixed Telephony	5,719	5,420	5,384	-0.7%	-5.9%
Average # of employees	5,702	5,612	5,402	-3.7%	-5.3%
LIS/employee	1,668	1,761	1,747	-0.8%	4.7%

Gross revenue/average # of employees/month (R$ thousand)	177.7	171.6	172.5	0.5%	-2.9%
EBITDA/average # of employees/month (R$ thousand)	48.4	49.0	50.2	2.4%	3.8%
Net earnings/average # of employees/month (R$ thousand)	4.0	2.0	6.5	225.1%	60.5%

Exceeding local pulses/average LIS/month	87.2	80.0	75.3	-5.8%	-13.7%
DLD minutes/average LIS/month	57.7	50.7	49.0	-3.3%	-15.1%
Fixed-mobile minutes/average LIS/month	39.3	35.0	33.7	-3.7%	-14.1%

Gross revenue (Fixed Line)/average LIS/month (R$)	106.4	100.8	98.3	-2.5%	-7.6%
EBITDA/average LIS/month (R$)	29.0	28.8	28.6	-0.7%	-1.3%
Net earnings/average LIS/month (R$)	2.4	1.2	3.7	215.2%	52.7%

PROFITABILITY	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

EBITDA margin	32.8%	33.3%	33.2%	-0.1 p.p.	0.4 p.p.

Net margin	2.7%	1.4%	4.3%	2.9 p.p.	1.6 p.p.

Return on equity - ROE	1.2%	0.6%	2.0%	1.4 p.p.	0.8 p.p.

CAPITAL STRUCTURE	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

Cash and cash equivalents (R$ million)	1,776	1,865	2,035	9.1%	14.6%

Total debt (R$ million)	5,001	4,339	4,252	-2.0%	-15.0%
Short term debt	23.2%	29.0%	30.7%	1.7 p.p.	7.5 p.p.
Long term debt	76.8%	71.0%	69.3%	-1.7 p.p.	-7.5 p.p.

Net debt (R$ million)	3,225	2,474	2,217	-10.4%	-31.2%

Shareholders' equity (R$ million)	5,737	5,280	5,199	-1.5%	-9.4%

Net debt/shareholders' equity	56.2%	46.9%	42.6%	-4.2 p.p.	-13.6 p.p.

Brasil Telecom S.A.	Page 23 of 26

BRASIL TELECOM MOBILE

Annex XVI: Income Statement

R$ Million	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

GROSS REVENUES	211.0	329.5	374.7	13.7%	77.6%
Subscription	44.3	57.8	65.0	12.4%	46.9%
Utilization	29.8	85.9	95.9	11.7%	221.5%
Interconnection	67.9	104.6	105.9	1.3%	56.0%
Other Revenues	0.9	9.6	9.5	-1.3%	N.A.
Data Transmission	1.3	16.8	28.9	71.6%	N.A.
Merchandise Sales (Handsets and Accessories)	66.7	54.6	69.5	27.1%	4.1%
Deductions	(59.8)	(106.9)	(124.2)	16.2%	107.7%
NET REVENUES	151.2	222.6	250.5	12.6%	65.7%

COSTS & OPERATING EXPENSES	(309.0)	(262.9)	(298.5)	13.5%	-3.4%
Personnel	(22.7)	(21.4)	(16.7)	-22.1%	-26.4%
Materials	(94.5)	(60.8)	(81.8)	34.4%	-13.5%
Subcontracted Services	(80.4)	(85.5)	(98.9)	15.7%	23.0%
Interconnection	(30.3)	(24.2)	(15.3)	-37.0%	-49.6%
Advertising and Marketing	(28.1)	(7.6)	(20.2)	165.7%	-28.3%
Provisions and Losses	(8.7)	(11.0)	(6.5)	-41.2%	-25.4%
Other	(44.4)	(52.3)	(59.2)	13.1%	33.4%

EBITDA	(157.9)	(40.3)	(47.9)	18.9%	-69.6%
EBITDA Margin	-104.4%	-18.1%	-19.1%	-1.0 p.p.	85.3 p.p.
Depreciation and Amortization	(59.1)	(76.7)	(79.8)	4.0%	35.2%

OPERATING PROFIT BEFORE FINANCIAL RESULT	(216.9)	(117.1)	(127.7)	9.1%	-41.1%

Financial Result	(5.1)	(8.7)	(10.4)	20.0%	105.3%
Financial Revenues	10.7	5.2	1.7	-66.9%	-84.0%
Financial Expenses	(15.7)	(13.8)	(12.1)	-12.4%	-23.1%

OPERATING PROFIT AFTER FINANCIAL RESULT	(222.0)	(125.7)	(138.2)	9.9%	-37.8%

Non-Operating Revenues (Expenses)	(0.1)	(0.4)	(0.0)	-87.7%	-39.1%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(222.1)	(126.1)	(138.2)	9.6%	-37.8%

Income and Social Contribution Taxes	57.3	42.6	46.9	10.0%	-18.1%

EARNINGS BEFORE PROFIT SHARING	(164.8)	(83.5)	(91.3)	9.4%	-44.6%

EARNINGS BEFORE REVERSION OF INTEREST ON	(164.8)	(83.5)	(91.3)	9.4%	-44.6%
SHAREHOLDERS' EQUITY

NET EARNINGS (LOSSES)	(164.8)	(83.5)	(91.3)	9.4%	-44.6%

Obs.: The values presented in this Income Statement do not consider inter-company elimination with Brasil Telecom S.A.

Brasil Telecom S.A.	Page 24 of 26

Annex XVII: ARPU Calculation – Mobile Telephony

R$ Thousands	2Q05	3Q05	4Q05	1Q06	2Q06

(+) Gross Revenues	211.0	255.3	340.4	329.5	374.7
(-) Handsets	(66.7)	(69.4)	(115.8)	(54.6)	(69.5)
Gross Service Revenues	144.3	185.9	224.6	274.8	305.3
(-) Taxes and Deductions	(39.2)	(57.2)	(69.2)	(87.4)	(102.3)
Net Service Revenues	105.1	128.8	155.4	187.4	203.0
(-) Net Revs Public Payphones + Roaming	(8.3)	(0.9)	(1.4)	(0.9)	(0.8)
Quarterly Net Revenues	96.8	127.8	154.0	186.4	202.2
Monthly Net Revenues	32.3	42.6	51.3	62.1	67.4
Average Number of Clients	1,180.5	1,504.1	1,889.5	2,340.5	2,589.7
ARPU (R$)	27.3	28.3	27.2	26.6	26.0

1Q05 and 2Q05 include revenue incurring from “Brasil Virtual Cel”.

Annex XVIII: Operating Data

Key Operational Data	2Q05	1Q06	2Q06	Δ Quarter	Δ 12 Months

Clients	1,345.1	2,460.9	2,771.8	12.6%	106.1%
Post-Paid	356.6	821.1	900.2	9.6%	152.4%
Pre-Paid	988.5	1,639.8	1,871.6	14.1%	89.3%
Net Additions	341.5	248.1	310.9	25.3%	-9.0%
Post-Paid	34.1	128.1	79.1	-38.3%	131.8%
Pre-Paid	307.4	119.9	231.8	93.3%	-24.6%
Gross Additions	407.2	398.9	515.3	29.2%	26.5%
Post-Paid	47.3	151.6	106.7	-29.7%	125.5%
Pre-Paid	359.9	247.3	408.6	65.2%	13.5%
Cancellations	65.7	150.9	204.4	35.5%	211%
Post-Paid	13.2	23.5	27.6	17.5%	109.1%
Pre-Paid	52.5	127.4	176.8	38.8%	236.8%
Annualized Churn	22.4%	25.8%	31.3%	0.2 p.p.	0.4 p.p.
Post-Paid	15.5%	12.4%	12.8%	0.0 p.p.	-0.2 p.p.
Pre-Paid	25.2%	32.3%	40.3%	0.2 p.p.	0.6 p.p.
SAC	240.1	136.6	152.0	11.3%	-36.7%
Market Share	5.9%	9.4%	10.7%	0.1 p.p.	0.8 p.p.
Served Localities	766	782	796	1.8%	3.9%
% of Population Covered	85%	86%	87%	0.0 p.p.	0.0 p.p.
Base Stations	1,881	2,123	2,147	1.1%	14.1%
Switches	6	8	9	12.5%	50.0%
Employees	937	735	632	-14.0%	-32.6%

Brasil Telecom S.A.	Page 25 of 26

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to totally optic networks.

ARPU: Average Revenue Per User. It is an indicator used in telecom industry which calculates the average revenue per user.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the most used technological standard by mobile operators in the world. This feature allows its users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there is a consistent technological evolution.

JSCP (Interest on Shareholders’ Equity): Shareholder remuneration option, calculated from the Shareholders’ Equity and limited, for taxes deductibility effects, to the variation of the long term interest rates. The fiscal benefit is due to the reduction of the calculation basis of the income tax and social contribution on the net income, once the interest on shareholders’ equity represent deductible expenses in the application of these resources.

LIS: Lines in Service. All the lines in a plant that are effectively being used.

SAC: Subscriber Acquisition Cost. It is the average amount spent by a company to acquire a new subscriber.

TUP (Public Phone): Public terminals which use phone cards (or collect calls) to make calls.

Financial Leverage Ratio: Net Debt / Shareholders’ Equity

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments

Brasil Telecom S.A.	Page 26 of 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer